FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of January 2009

Commission File Number: 001-33751

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
(Translation of registrant’s name into English)
6TH Floor, Tower B, Xinnengyuan Building
Nanhai Road, Nashan District
Shenzhen, Guangdong Province 518054
People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-     N/A

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
Form 6-K

Page

Signature	3
Exhibit 99.9 — Press Release	4

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NEPSTAR CHAIN DRUGSTORE LTD.
By:	/s/ Jiannong Qian
Name:	Jiannong Qian
Title:	Co-Chief Executive Officer

Date: January 5, 2009

Exhibit 99.9
China Nepstar Chain Drugstore Terminates Voting Rights Agreement for Yunnan Subsidiary
Shenzhen, China, January 5, 2009 — China Nepstar Chain Drugstore Ltd. (NYSE: NPD) (“Nepstar” or “the Company”), the largest retail drugstore chain in China based on the number of directly operated stores, today announced that its Board of Directors and the Audit Committee of the Board have each approved the termination of a voting rights agreement which assigned 30% of the total voting rights of Yunnan JianZhiJia Chain Drugstore Co. Ltd. (“JZJ”) to Nepstar, effective January 5, 2009.
JZJ was founded in 1999 and is 40% owned by Nepstar, 30% owned by Qunxiang Industrial Trading (“Qunxiang”), a company 100% beneficially owned by a director of JZJ, and 30% owned by Yunnan Hengyu Industrial Trading Co., Ltd. Under the voting rights agreement, which was entered into in 1999, Qunxiang assigned its voting rights to Nepstar, and as a result, Nepstar held 40% of the equity ownership and 70% of the voting rights in JZJ. With the termination of the voting rights agreement, Nepstar will hold 40% of the voting rights, as well as continue to hold 40% of the equity ownership in JZJ.
As of September 30, 2008, JZJ had 359 drugstore outlets, all of which were located in Yunnan province in southwestern China. JZJ‘s other shareholders have expressed an intention to pursue the listing of the portion of the equity interest they hold in JZJ on the Shenzhen Stock Exchange in three years through a holding company. The 40% of equity ownership by China Nepstar in JZJ is not expected to be diluted after the listing of the holding company. The voting rights agreement was terminated in order to facilitate these shareholders’ plan for public listing. JZJ intends to continue to focus its operation on the southwest China market.
Prior to the termination of the voting rights agreement, as the majority of the voting rights of JZJ resided with Nepstar, JZJ’s financial results had been consolidated into Nepstar’s financial statements. As a result of the termination of the voting rights agreement, Nepstar will no longer consolidate JZJ’s financials, beginning in the first quarter of 2009, and the financial results of JZJ will be accounted for under the equity method. The following pro forma financial information is presented to show the accounting impact of the termination of the voting rights agreement as if that had been taken place in the beginning of the relevant period.

Nepstar Income Statement for the year ended December 31, 2007 (in RMB 000s)

	Historical Financials	Margin	Pro Forma Financials	Pro Forma Margin
Revenues	1,954,683	—	1,629,151	—
Gross Profit	862,672	44.1%	762,155	46.8%
Income from Operations	180,818	9.3%	165,152	10.1%
Share of JZJ’s net income	—	—	5,381	—
Net Income	148,165	7.6%	148,165	9.1%
Nepstar Income Statement for the three quarters ended September 30, 2008 (in RMB 000s)

	Historical Financials	Margin	Pro Forma Financials	Pro Forma Margin
Revenues	1,740,865	—	1,462,877	—
Gross Profit	839,923	48.2%	749,712	51.2%
Income from Operations	102,950	5.9%	91,298	6.2%
Share of JZJ’s net income	—	—	4,059	—
Net Income	146,612	8.4%	146,612	10.0%
Dr. Simin Zhang, Chairman of Nepstar, commented, “The Board and the Audit Committee believe it is in the best interest of the Company to support the other shareholders of JZJ to pursue a public listing of the portion of the equity interest they hold in JZJ . We offer them our best wishes in preparing for a public listing. Nepstar is now focusing on higher margin core operations in more affluent markets with higher disposable income per capita. We will continue our efforts to maximize margin growth and cash generation for our shareholders in this difficult economic environment. As the leader in the retail drugstore chain market in China, Nepstar will continue to achieve organic expansion while seeking complimentary acquisitions in the key markets.”
About China Nepstar Chain Drugstore Ltd.
China Nepstar Chain Drugstore Ltd. (NYSE: NPD) is China’s largest retail drugstore chain based on the number of directly operated stores. As of September 30, 2008, the Company had 2,667 stores, including the 359 stores in YunNan subsidiary, across 76 cities, one headquarters distribution center and 11 regional distribution centers in China. Nepstar uses directly operated stores, centralized procurement and a network of distribution centers to provide its customers with high-quality, professional and convenient pharmacy services and a wide variety of other merchandise, including OTC drugs, nutritional supplements, herbal products, personal care products, family care products, and convenience products including consumables. Nepstar’s strategy of centralized procurement, competitive pricing, customer loyalty programs and private label offerings has enabled it to capitalize on the robust economic growth in China and to take advantage of the demographic trend in China to achieve a strong brand and leading market position. For further information, please go to http://www.nepstar.cn.

Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s strategic operational plans, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
Contacts
In China:
Lucia Qian
China Nepstar Chain Drugstore Ltd.
Marketing and IR Director
Phone: +86-755-2641-4065
Email: qianrt@nepstar.cn
In the United States:
Dixon Chen
Grayling Global
Investor Relations
Tel: +1-646-284-9403
Email: dchen@hfgcg.com
Ivette Almeida
Grayling Global
Media Relations
Tel: +1-646-284-9455
Email: ialmeida@hfgcg.com